Exhibit 99.5

Lorus Therapeutics to File Final Prospectus for Equity Offering and Provides Corporate Update

TORONTO, ONTARIO - December 4, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it expects to file a final prospectus relating to the previously announced public offering of 12,730,000 common shares of the Company (the “Offered Shares”) at a price of $0.55 per Offered Share (the “Offering Price”) for aggregate gross proceeds of $7,001,500 (the “Offering”).

In connection with the Offering, Lorus has entered into an underwriting agreement with a syndicate of underwriters co-led by Clarus Securities Inc. and Canaccord Genuity Corp. and including Jennings Capital Inc. and D&D Securities Inc. (collectively, the “Underwriters”) to sell the Offered Shares. In addition, the Company has granted the Underwriters an over-allotment option to purchase that number of additional common shares equal to 15% of the Offered Shares sold pursuant to the Offering at the Offering Price for a period ending 30 days following the closing of the Offering (the “Over-Allotment Option”).

The Common Shares will be offered in British Columbia, Alberta and Ontario by way of short form prospectus. The short form prospectus will also qualify the distribution of the Offered Shares to be issued pursuant to the Over-Allotment Option.

The net proceeds from the Offering will be used for clinical trial and manufacturing program of the Company and for general corporate purposes. The Offering is expected to close on or about December 10, 2013, subject to customary conditions and all regulatory approvals

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale or the solicitation of an offer to buy securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company also wishes to confirm that, further to the formation in September 2013 of a special committee composed of independent directors to review strategic alternatives available to the Corporation, (the “Special Committee”), the Special Committee, after having considered and reviewed a number of options, concluded its strategic review process on October 28, 2013. As previously announced, on October 28, 2013 the Special Committee recommended that the board of directors of Lorus (the “Board”) approve the appointments of William G. Rice, Ph.D. as Chief Executive Officer and Chairman of the Board and of Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Corporation’s Senior Vice President of Medical Affairs. The Board, after receiving the recommendation of the Special Committee, unanimously approved the appointments. In doing so, the Board determined that such appointments were in the best interest of Lorus, as they were considered to enhance the management team and advisory team with the addition of two seasoned and experienced biotechnology executives bringing extensive clinical development and capital raising experience and improving the awareness and presence of the Corporation in the United States. Also, as previously announced on December 2, 2013, Avanish Vellanki was appointed as Chief Business Officer of the Corporation and Gregory K. Chow was appointed as its Chief Financial Officer to complete the new executive management team of Lorus.

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to: the ability of the Company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200, ext. 380

gtse@lorusthera.com

For US media, please contact:

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com